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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46650

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hodin Associates, Inc. DBA Lexbridge International

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Mall Road, Suite 206
(No. and Street)

Burlington	MA	01803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Hunter — (713) 416-3310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, Richard Hunter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hodin Associates, Inc. DBA Lexbridge International, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Richard Hunter
Signature

President
Title

Gabriela Gonzalez
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of Texas
County of Harris.
Subscribed and sworn to (or affirmed) before me on this 1st day of March, 2018 by Richard Hunter proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public [signature]

GABRIELA GONZALEZ
NOTARY PUBLIC STATE OF TEXAS
MY COMM. EXP. 6/27/2020
NOTARY ID 13071394-0

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owner of Hodin Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hodin Associates, Inc. (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2015.
New York, New York
February 28, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

HODIN ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
Year Ended December 31, 2017

Assets		
Cash	$	23,390
Accounts receivable - consulting fees		3,726
Prepaid expenses and other assets		8,639
Equipment and improvements, less accumulated depreciation of $28,509		-
Total Assets	**$**	**35,755**
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	11,665
Stockholder's equity:		
Common stock, no par value, 100 shares authorized, issued, and outstanding		117,972
Additional Paid in Capital		70,681
Accumulated (deficit)		(164,563)
	$	24,090
Total Liabilities and Stockholder's Equity	**$**	**35,755**

The accompanying notes are an integral part of these financial statements.

HODIN ASSOCIATES, Inc. dba Lexbridge International
NOTES TO THE FINANCIAL STATEMENTS
Year Ended December 31, 2017

1. Nature of Operations

Hodin Associates, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company engages in consulting and investment advisory services for clients worldwide. The Company does not hold funds or securities for the accounts of its customers. The Company does business under the name Lexbridge International.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist the reader in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Equipment and Improvements
Expenditures for equipment and improvements are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. The estimated useful lives of these assets are five to seven years.

Revenue Recognition
The Company enters into contracts with customers calling for commissions and consulting fees to be paid during the term of the arrangement. Accordingly, management recognizes commissions and consulting fees in revenue when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, collection is reasonably assured and the services for the transactions are substantially completed.

Income Taxes
The Company has elected to be treated as an S Corporation for both federal and state income tax purposes whereby the stockholder reports all income and losses on their individual tax returns. Accordingly, no taxes on income have been provided. The income tax returns of the Company for 2014, 2015 and 2016 are subject to examination by taxing authorities, generally for three years after they were filed.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

3. Common Stock

Effective July 1, 2004, companies incorporated in Massachusetts became subject to chapter 156d of the Massachusetts business corporation act, provisions of which eliminate the concept of treasury stock and provide that shares reacquired by a company are to be treated as authorized but unissued shares.

Pursuant to a Stock Purchase Agreement ("SPA") between Morton Hodin (the "Seller") and Richard Hunter (the "Buyer"), dated July 31, 2017, ownership of the Company was transferred from the Seller to the Buyer for total cash consideration of $18,925, plus certain percentages of the Company's future net revenues as defined in the SPA.

During September of 2017, a total of $15,000 was contributed toward Additional Paid in Capital by the Company's new stockholder.

4. Net Capital Requirement

As a broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $11,725, which was $6,725 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.99 to 1.

5. Commitments and Contingencies

Lease Obligations

The Company's principals operate using a virtual office address and work primarily out of their personal residences and other office space.

Other

The Company has made no guarantees, does not have any pending lawsuits or arbitration claims, and had no other commitments.

6. Revenue Concentration

For the year ended December 31, 2017, the Company's two largest customers accounted for approximately 62% of its total revenue.

7. Supplemental Cash Flow Information

The Company paid the Massachusetts minimum corporate excise tax of $456.

8. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2017 or during the year then ended.

9. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.